Exhibit 99.1

Yalla Group Limited Announces Unaudited First Quarter 2021 Financial Results

DUBAI, UAE, May 10, 2021 /PRNewswire/ — Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter Ended March 31, 2021 Financial and Operating Highlights

•	Revenues were US$67.6 million in the first quarter of 2021, representing an increase of 221.0% from the first quarter of 2020.

•	Revenues generated from chatting services in the first quarter of 2021 were US$54.8 million.

•	Revenues generated from games services in the first quarter of 2021 were US$12.8 million.

•	Net income was US$19.8 million in the first quarter and net margin was 29.3%, representing an increase of 114.6% from the first quarter of 2020.

•	Non-GAAP net income[1] was US$33.6 million in the first quarter, representing an increase of 263.7% from the first quarter of 2020. Non-GAAP net margin was 49.7% in the first quarter of 2021.

•	Average MAUs[2] increased by 206.9% to 18.8 million in the first quarter of 2021 from 6.1 million in the first quarter of 2020.

•	The number of paying users[3] on our platform increased by 260.4% to 5.8 million in the first quarter of 2021 from 1.6 million in the first quarter of 2020.

[1]

Non-GAAP net income represents net income before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

[2]

“Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our mobile applications at least once during a given period.

[3]

“Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we present in this press release may not equal the number of unique users who have registered on our platform as of a given time.

Key Operating Data	For the three months ended
	March 31, 2020	March 31, 2021
Average MAUs (in thousands)	6,127	18,806
Yalla	4,016	7,293
Yalla Ludo	2,111	11,513

Paying users (in thousands)	1,620	5,839
Yalla	759	1,215
Yalla Ludo	861	4,624

“We had a stellar first quarter marked by strong results in both operational and financial metrics. Yalla Group’s total revenue increased by 39.9% quarter-over-quarter and reached US$67.6 million, exceeding the upper end of our guidance range by 7.4%. This exceptional performance was driven by our continued efforts to expand our user community, effective conversion of active users into paying users, and further advancement in monetization capabilities,” said Mr.Yang Tao, Founder, Chairman and Chief Executive Officer of Yalla. “ We continue to enrich and expand our product offerings, including Yalla, Yalla Ludo, and various new products in the pipeline, and we believe enhancing product synergies is an essential part of our plan in growing a comprehensive Yalla ecosystem and attracting new users. In addition, strong product synergies will drive efficiencies in user acquisition, encourage new product adoption and build strong platform affinity among our user base.”

“This year marks Yalla Group’s fifth anniversary, and we are proud to say that we have affirmed our mission to build the most popular destination for online social networking and entertainment activities in MENA over the past five years, and are continually enriching our product offerings to better serve local users. Looking ahead, we will keep enthusiastically monitoring trends in MENA’s local culture, expanding our friendly community, and building an integrated and synergistic ecosystem with diverse products and services tailored to local users’ needs,” concluded Mr.Yang.

“Our strong performance sustained into the first quarter, “ said Ms. Karen Hu, Chief Financial Officer of Yalla. “As we steadfastly executed our growth strategy that prioritizes user experience and community development, our revenues and non-GAAP net income rose by 221.0% and 263.7% year-over-year to reach US$67.6 million and US$33.6 million in the first quarter of 2021 respectively. Non-GAAP net margin was 49.7%, an indication of the robustness of our business model and disciplined execution. As we entered into the second quarter, with the Ramadan fasting period taking place across MENA between 13th April and 12th May in 2021, we expect to have a relatively moderate revenue growth due to potentially reduced social and entertainment activities, which is an annual seasonal impact. Looking ahead, we will leverage our team’s deep local insights, continue to develop the Yalla ecosystem and enhance our brand building to further pave the runway for long-term growth, as we are committed to delivering a superb experience to our users and meaningful returns for shareholders.”

First Quarter 2021 Financial Results

Revenues

Our revenues were US$67.6 million in the first quarter of 2021, a 221.0% increase from US$21.1 million in the first quarter of 2020. The increase was primarily driven by the widening of Yalla’s and Yalla Ludo’s user base and the enhancement in Yalla Group’s monetization capability. Our average MAUs increased by 206.9% from 6.1 million in the first quarter of 2020 to 18.8 million in the first quarter of 2021. Another primary contributor to our solid revenues growth was the significant growth in the number of paying users, which increased from 1.6 million in the first quarter of 2020 to 5.8 million in the first quarter of 2021.

In the first quarter of 2021, our revenues generated from chatting services were US$54.8 million and our revenues generated from the games services were US$12.8 million.

Costs and expenses

Our total costs and expenses were US$47.4 million in the first quarter of 2021, compared with US$11.8 million in the first quarter of 2020. The increase was in line with our revenue growth and primarily due to our expanding business scale.

Our cost of revenues was US$24.0 million in the first quarter of 2021, compared with US$6.8 million in the first quarter of 2020. The increase was mainly driven by (i) share-based compensation expenses of US$1.7 million recognized for the first quarter of 2021, and (ii) other components of cost of revenues of US$22.3 million for the first quarter of 2021, a 227.2% increase from US$6.8 million for the first quarter of 2020, which was primarily due to an increase in commission fee for third-party payment platforms resulted from our expanding business scale. Other components of cost of revenues as a percentage of our total revenues remained relatively stable at 33.0% in the first quarter of 2021, compared with 32.3% in the same period in 2020.

Our selling and marketing expenses were US$8.4 million in the first quarter of 2021, compared with US$2.8 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$3.2 million recognized for the first quarter of 2021, and (ii) other components of selling and marketing expenses of US$5.1 million for the first quarter of 2021, an 81.7% increase from US$2.8 million for the same quarter last year, which was primarily due to higher advertising and market promotion expenses as a result of our continued user acquisition efforts. Other components of selling and marketing expenses as a percentage of our total revenues decreased from 13.4% in the first quarter of 2020 to 7.6% in the same period in 2021, primarily due to strong growth in organic user acquisition through word-of-mouth referrals as well as brand effect, and enhanced marketing efficiency.

Our general and administrative expenses were US$11.7 million in the first quarter of 2021, compared with US$1.3 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$8.7 million recognized for the first quarter of 2021, and (ii) other components of general and administrative expenses of US$3.0 million for the first quarter of 2021, a 124.4% increase from US$1.3 million for the same quarter last year, which was primarily due to an increase in salaries and other benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff. Other components of general and administrative expenses as a percentage of our total revenues decreased from 6.4% in the first quarter of 2020 to 4.4% in the first quarter of 2021 due to economies of scale.

Our technology and product development expenses were US$3.3 million in the first quarter of 2021, compared with US$0.9 million in the same period last year. The increase was mainly driven by (i) share-based compensation expenses of US$0.1 million recognized for the first quarter of 2021, and (ii) other components of technology and product development expenses of US$3.2 million for the first quarter of 2021, a 277.0% increase from US$0.9 million for the same quarter last year, which was primarily due to an increase in salaries and benefits for our technology and product development staff, which was in turn driven by an expansion of our technology and product development staff due to our increased investment in new products and services. As a result of these reasons, other components of technology and product development expenses as a percentage of our total revenues also increased from 4.0% in the first quarter of 2020 to 4.7% in the same period of 2021.

Operating income

Operating income was US$20.2 million in the first quarter of 2021, compared with an operating income of US$9.2 million in the first quarter of 2020.

Non-GAAP operating income4

Non-GAAP operating income (which excluded share-based compensation expenses) for the first quarter of 2021 was US$34.0 million, a 267.8% increase from US$9.2 million for the same quarter last year.

Income tax expense

Our income tax expense was US$0.43 million in the first quarter of 2021, compared with US$0.19 million in the first quarter of 2020.

Net income

As a result of the foregoing, our net income was US$19.8 million in the first quarter of 2021, compared with net income of US$9.2 million in the first quarter of 2020.

Non-GAAP net income5

Non-GAAP net income (which excluded share-based compensation expenses) for the first quarter of 2021 was US$33.6 million, a 263.7% increase from US$9.2 million for the same quarter last year.

[4]

Non-GAAP operating income represents operating income before share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

[5]

Non-GAAP net income represents net income before share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Net income per share

Basic and diluted net income per ordinary share were US$0.13 and US$0.11 for the first quarter of 2021, while basic and diluted net income per ordinary share were both US$0.07 in the same period of 2020.

Non-GAAP net income per ordinary share6

Non-GAAP basic and diluted net income per ordinary share were US$0.23 and US$0.19 respectively, compared to US$0.07 for both in the same period of 2020.

Cash and cash equivalents

As of March 31, 2021, we had cash and cash equivalents of US$261.7 million, as compared to cash and cash equivalents of US$236.9 million as of December 31, 2020.

Outlook

For the second quarter of 2021, the management of the Company currently expects revenues to be between US$65.0 million and US$71.0 million, which would represent an increase of approximately 105.2% to 124.1% from US$31.7 million for the second quarter of 2020.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call on Monday, May 10, 2021 at 8:00 P.M. U.S. Eastern Time or Tuesday, May 11, 2021 at 8:00 A.M. Beijing/Hong Kong time.

[6]

Non-GAAP net income per ordinary share is non-GAAP net income attributable to ordinary shareholders of Yalla Group Limited, using the two-class method, divided by weighted average number of basic and diluted share outstanding. Non-GAAP net income per share is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Access Code:	0256814

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.yallatech.ae/.

A replay of the conference call will be accessible until May 17, 2021, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10156002

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted net income per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. We define non-GAAP net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding share-based compensation. We define non-GAAP net income per ordinary share as non-GAAP net income attributable to ordinary shareholders of Yalla Group Limited, using the two-class method, divided by weighted average number of basic and diluted share outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of GAAP and non-GAAP results is set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all of them to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Yuwei Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2020	March 31, 2021
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	236,883,282	261,708,530
Short-term investments	766,295	—
Prepayments and other current assets	15,725,424	29,707,422

Total current assets	253,375,001	291,415,952

Non-current assets
Property and equipment, net	1,241,756	1,416,172
Other assets	—	200,000

Total assets	254,616,757	293,032,124

LIABILITIES
Current liabilities
Accounts payable	1,573,784	1,996,739
Deferred revenue	13,359,827	17,399,153
Accrued expenses and other current liabilities	6,148,486	6,541,119

Total current liabilities	21,082,097	25,937,011

Total liabilities	21,082,097	25,937,011

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	11,920	11,920
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	220,623,005	234,398,318
Accumulated other comprehensive income	373,989	329,365
Retained earnings	12,523,273	32,353,037

Total shareholders’ equity	233,534,660	267,095,113

Total liabilities and shareholders’ equity	254,616,757	293,032,124

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$
Revenues	21,074,524	48,343,470	67,649,094
Costs and expenses
Cost of revenues	(6,811,662)	(18,429,067)	(24,000,472)
Selling and marketing expenses	(2,823,662)	(7,621,296)	(8,359,404)
General and administrative expenses	(1,341,475)	(11,349,102)	(11,713,739)
Technology and product development expenses	(851,056)	(1,634,465)	(3,342,559)

Total costs and expenses	(11,827,855)	(39,033,930)	(47,416,174)

Operating income	9,246,669	9,309,540	20,232,920
Interest income	89,977	13,343	8,845
Government grant	85,325	5,627	13,809
Investment income	3,440	1,947	2,162

Income before income taxes	9,425,411	9,330,457	20,257,736
Income tax expense	(185,813)	(331,427)	(427,972)

Net income	9,239,598	8,999,030	19,829,764

Accretion of redeemable convertible preferred shares	(511,856)	—	—

Net income attributable to ordinary shareholders	8,727,742	8,999,030	19,829,764

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$
Net income per ordinary share
—Basic	0.07	0.06	0.13
—Diluted	0.07	0.06	0.11
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
—Basic	73,393,941	144,267,234	147,319,197
—Diluted	73,393,941	157,062,018	180,045,126

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$
Cost of revenues	—	2,196,453	1,709,574
Selling and marketing expenses	—	3,187,921	3,228,042
General and administrative expenses	—	8,750,756	8,703,866
Technology and product development expenses	—	211,881	133,831

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	US$	US$	US$
Operating income	9,246,669	9,309,540	20,232,920
Share-based compensation expenses	—	14,347,011	13,775,313

Non-GAAP operating income	9,246,669	23,656,551	34,008,233

Net income	9,239,598	8,999,030	19,829,764
Share-based compensation expenses	—	14,347,011	13,775,313

Non-GAAP net income	9,239,598	23,346,041	33,605,077

Net income attributable to ordinary shareholders	8,727,742	8,999,030	19,829,764
Share-based compensation expenses	—	14,347,011	13,775,313

Non-GAAP net income attributable to ordinary shareholders	8,727,742	23,346,041	33,605,077

Non-GAAP net income per ordinary share
—Basic	0.07	0.16	0.23
—Diluted	0.07	0.15	0.19
Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing earnings per ordinary share
—Basic	73,393,941	144,267,234	147,319,197
—Diluted	73,393,941	157,062,018	180,045,126